

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2022

Demetrios Malamas
President
Elektor Industries Inc.
304 South Jones Blvd. #7356
Las Vegas, Nevada 89107

> **Re: Elektor Industries Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed May 10, 2022**
> **CIK No. 0001912331**

Dear Mr. Malamas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2022 letter.

Amendment No. 2 to Form S-1 filed May 10, 2022

A Cautionary Note Regarding Forward-Looking Statements, page 4

1.   We reissue prior comment 1. Please move the rest of the factual information about the company and Mr. Malamas' efforts to develop the business plan to the Prospectus Summary.

Risk Factors
If we decided to suspend our obligations to file reports..., page 14

2.   We note your response to our prior comment 13. Please revise your disclosure to indicate that, under Section 15(d) of the Exchange Act, your duty to file reports also could be automatically suspended if your shares of common stock are held of record by less than

Demetrios Malamas
Elektor Industries Inc.
May 19, 2022
Page 2

300 persons at the beginning of any fiscal year after a registration statement is effective. Please ensure that the section "Where You Can Find More Information" is also updated in accordance with this comment.

General Description of our Activity, page 24

3. We note your response to our prior comment 6. Please disclose the material terms of the agreement with Zhejiang Dingfeng Electric Appliance Co., including the date entered into, term of the agreement and the identification of the three Difful products the company may request to be manufactured for resale by the company. Please limit the descriptions of and graphics related to Difful products to only those Difful solar water pumps you have agreements to sell and distribute. For example, the graphic on page 24 appears to display products which you do not have an agreement to sell. In addition, clarify, if true, that you do not have any agreements to procure and sell the necessary components for a complete solar water pump system, such as battery storage systems, photovoltaic power generating panels, photo cell switching systems, and water storage tanks.

Products and Services, page 25

4. We note your response to our prior comment 3. Please disclose that there is no formal written agreement to reimburse expenses Mr. Malamas incurs on behalf of the company. Disclose whether the company intends to reimburse Mr. Malamas for expenses he has incurred to date and quantify that amount.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology